FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 2013

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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(1)	Press Release, “Dr. Reddy’s Q4 & FY13 Financial Results; Highest ever Quarterly Performance”, May 14, 2013.	3

(2)	Audited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2013 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).	10

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q4 & FY13 Financial Results

Highest ever Quarterly Performance

FY13 Revenues at 116.3 billion	Q4 FY13 Revenues at 33.4 billion
(YoY growth of 26%)#	(YoY growth of 26%)#

FY13 EBITDA at 27.8 billion	Q4 FY13 EBITDA at 9.3 billion

FY13 PAT at 17.5 billion*	Q4 FY13 PAT at 5.7 billion*

Hyderabad, India, May 14, 2013: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its audited consolidated financial results for the fourth quarter and full year ended March 31, 2013 under International Financial Reporting Standards (IFRS).

Key Highlights

•

Consolidated revenues for FY13 at 116.3 billion, recorded year-on-year growth of 20%. Excluding the beneficial impact of olanzapine exclusivity in FY12, registered year-on-year growth of 26%. Growth primarily driven by North America and Emerging Markets (which include Russia, other CIS countries and Rest of World (RoW) territories) in the Global Generics segment; and overall performance by Pharmaceutical Services and Active Ingredients segment.

•	Consolidated revenues of 33.4 billion in Q4 FY13, year-on-year growth of 26%.

•	EBITDA of 27.8 billion in FY13, 24% of revenues, with year-on-year growth of 9.5%.

•	EBITDA of 9.3 billion in Q4 FY13, 28% of revenues, with year-on-year growth of 37%.

•	Profit after tax* for FY13 at 17.5 billion, 15% of revenues with year-on-year growth of 17%

•	Profit after tax of 5.7 billion in Q4 FY13, 17% of revenues with year-on-year growth of 67%.

•	During the year, the company launched 78 new generic products, filed 56 new product registrations and filed 47 DMFs globally.

•	During the quarter, the company launched 18 new generic products, filed 14 new product registrations and filed 17 DMFs globally.

#	Excluding olanzapine exclusivity in FY12
*	PAT adjusted for Impairment of intangibles/goodwill

All figures in millions, except EPS	All US dollar figures based on convenience translation rate as on 31st March, 2013 1 USD = 54.52

Dr. Reddy’s Laboratories Limited and Subsidiaries

Audited Consolidated Income Statement

	FY13			FY12			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenue	2,133	116,266	100	1,774	96,737	100	20
Cost of revenues	1,021	55,687	48	797	43,432	45	28

Gross profit	1,111	60,579	52	978	53,305	55	14

Operating Expenses
Selling, general & administrative expenses	616	33,584	29	529	28,867	30	16
Research and development expenses	141	7,673	7	108	5,911	6	30
Write down of intangible assets	9	507	0	19	1,040	1	(51)
Write down of goodwill	3	181	0	0	0	0	0
Other operating income	(45)	(2,479)	(2)	(14)	(765)	(1)	224

Results from operating activities	387	21,112	18	335	18,252	19	16

Net finance income	(8)	(460)	(0)	(3)	(160)	(0)	187
Share of profit of equity accounted investees	(2)	(104)	(0)	(1)	(54)	(0)	93

Profit before income tax	398	21,677	19	339	18,466	19	17

Income tax expense	90	4,900	4	77	4,204	4	17

Profit for the year	308	16,776	14	262	14,262	15	18

		170			170

Diluted EPS	1.8	98.44		1.5	83.81		17

EBITDA Computation

	FY13		FY12
Particulars	($)	(Rs.)	($)	(Rs.)
PBT	398	21,677	339	18,466
Interest and Income from Mutual Funds	(2)	(94)	13	690
Depreciation	71	3,859	67	3,628
Amortization & Impairment	44	2,378	48	2,626

EBITDA	510	27,820	466	25,409

All figures in millions, except EPS	All US dollar figures based on convenience translation rate as on 31st March, 2013
1USD = 54.52

Appendix 1: Key Balance Sheet Items

	As on 31st March 13		As on 31st March 12
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	405	22,099	333	18,152
Trade receivables	586	31,972	465	25,339
Inventories	396	21,600	355	19,352
Property, plant and equipment	694	37,814	610	33,246
Goodwill and Other Intangible assets	257	14,021	248	13,529
Loans and borrowings (current & non-current)	674	36,760	591	32,210
Trade payables	218	11,862	174	9,503
Equity	1,341	73,085	1,054	57,444

Appendix 2: FY13 Revenue Mix by Segment

	FY13			FY12			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	1,514	82,563	71	1,288	70,243	73	18

North America		37,846	46		31,889	45	19
Europe		7,716	9		8,259	12	(7)
India		14,560	18		12,931	18	13
Russia & Other CIS		16,908	20		13,260	19	28
RoW		5,533	7		3,904	6	42

PSAI	563	30,702	26	437	23,812	25	29

North America		5,744	19		4,272	18	34
Europe		12,007	39		8,424	35	43
India		4,638	15		3,586	15	29
RoW		8,313	27		7,531	32	10

Proprietary Products & Others	55	3,001	3	49	2,682	3	12

Total	2,133	116,266	100	1,774	96,737	100	20

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment for FY13 are at 82.6 billion with a year-on-year growth of 18%, primarily driven by North America and Emerging Markets.

•	Revenues from North America for FY13 at 37.8 billion, recorded year-on-year growth of 19%. Excluding the beneficial impact of olanzapine exclusivity in FY12, registered year-on-year growth of 38%.

•	Growth is largely driven by key limited competition products such as ziprasidone, fondaparinux, ramp-up in our antibiotics portfolio and products from our Shreveport facility.

•

Significant contribution from new products launched during the year. 14 new products have been launched during the year major contributors being finasteride 1mg (180 day exclusivity), montelukast granules, atorvastatin, metoprolol, clopidogrel, ibandronate and zoledronic acid 4mg/5mL.

•	19 product filings (18 ANDAs and 1 NDA). Cumulatively, 65 ANDAs are pending for approval with the USFDA of which 38 are Para IVs and 8 have ‘First To File’ status.

•	Revenues from Emerging Markets for FY13 at 22.4 billion recorded year-on-year growth of 31%.

•	Revenues from Russia for FY13 stood at 14.0 billion and recorded year-on-year growth of 27%, largely driven by volume growth in the major brands and new product launches.

•	Revenues from Other CIS markets for FY13 stood at 2.9 billion recorded year-on-year growth of 28%.

•

Revenues from Rest of World (RoW) territories at 5.5 billion recorded year-on-year growth of 42%. Of this Venezuela and Australia have shown strong growth in FY13 on the back of higher volumes for existing products and new product launches.

•	Revenues from India for FY13 at 14.6 billion recorded year-on-year growth of 13%.

•	Growth driven by volume increase across most key brands and new products launches.

•	24 new brands were launched.

•	IMS Mar ’13, Dr Reddy’s MAT Gr% 13.7% Vs IPM MAT Gr% of 10.2%. (Source: IMS).

•	Biosimilars portfolio has grown by 25% in FY13 compared to FY12.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for FY13 at 30.7 billion, recorded Year-on-year growth of 29%.

•	High growth on account of increased sales to generic customers on account of patent expirations and higher customer orders in the custom pharmaceutical business.

•	During the year, 47 DMFs were filed globally, including 5 in the US and 10 in Europe. The cumulative number of DMF filings as of March 31, 2013 is 577.

INCOME STATEMENT HIGHLIGHTS:

•

Gross profit margin stood at 52.1% in FY13 as compared to 55.1% in FY12. Adjusted for the olanzapine exclusivity in FY12, the gross profit margins remained stable. Gross profit margin for Global Generics and PSAI business segments are at 59.0% and 32.5% respectively for FY13.

•

Selling, General and Administration (SG&A) expenses including amortization at 33.6 billion increased Year-on-year by 16%. The increase is primarily on account of regular year-on-year increments in manpower costs, selling costs and the effect of rupee depreciation against multiple currencies. SG&A as a percentage to sales stood at 29% in FY13 and compared to previous year there is a fall of 100 bps indicating improved operating leverage.

•	Research & development expenses for FY13 at 7.7 billion is at 6.6% of revenues as against 5.9 billion at 6.1% of revenues in FY12.

•

During the year Dr. Reddy’s benefited by an amount of USD 22.5 Mn from one-time settlement done with Nordion Inc [which is formerly MDS Inc]. The settlement is towards the damages sustained by the Company due to the breach by Nordion of the then existing Laboratory services agreement for bioequivalence studies.

•	Net Finance income in FY13 is at 460 million compared to the net finance income of 160 million in FY12. The change is on account of :

•	Net forex gain of 365 million in FY13 compared to net forex gain of 689 million.

•	Net interest expense of 118 million in FY13 compared to net interest expense of 690 million in FY12.

•	Incremental income from mutual funds of 51 million in FY13 over FY12.

•	EBITDA for FY13 is 27.8 billion, 24% of revenues and increased by 9.5% as compared to the previous year.

•	Profit after Tax* in FY13 at 17.5 billion, 15% of revenues and increased by 17% as compared to the previous year.

•	Diluted earnings per share in FY 13 are 98.4

•	Capital expenditure for FY13 is 6.6 billion.

*	PAT adjusted for Impairment of intangibles/goodwill

All figures in millions, except EPS	All US dollar figures based on convenience translation rate as on 31st March, 2013 1USD = 54.52

Appendix 3: Q4 FY13 Consolidated Income Statement

Particulars	Q4 FY13			Q4 FY12			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenue	613	33,400	100	488	26,584	100	26
Cost of revenues	304	16,554	50	231	12,614	47	31

Gross profit	309	16,846	50	256	13,970	53	21

Operating Expenses
Selling, general & administrative expenses	160	8,722	26	132	7,217	27	21
Research and development expenses	43	2,326	7	32	1,741	7	34
Write down of intangible assets	0	0	0	19	1,040	4
Other operating income	(30)	(1,631)	(5)	(4)	(199)	(1)	720

Results from operating activities	136	7,427	22	77	4,172	16	78

Net finance income	(7)	(397)	(1)	(1)	(82)	(0)	386
Share of profit of equity accounted investees	(0)	(26)	(0)	(0)	(11)	(0)	131

Profit before income tax	144	7,850	24	78	4,265	16	84

Income tax expense	39	2,141	6	15	838	3	156

Profit for the period	105	5,709	17	63	3,427	13	67

Diluted EPS	0.6	33.51		0.4	20.09		67

Appendix 4: Q4 FY13 Profit Computation

Particulars	Q4 FY13		Q4 FY12
	($)	(Rs.)	($)	(Rs.)
PBT	144	7,850	78	4,265
Interest	(1)	(52)	2	89
Depreciation	19	1,049	19	1,021
Amortization	8	446	7	383
Impairment	0	0	19	1,040

EBITDA	170	9,293	125	6,798

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products—Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets.

For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999 www.drreddys.com

Audited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2013 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees lakhs, except share data

		Quarter ended			Year ended
		31.03.2013	31.12.2012	31.03.2012	31.03.2013	31.03.2012
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Net Income from Sales and Services	333,994	286,516	265,845	1,162,656	967,374
2	Cost of Sales and Services
	a) (Increase) / decrease in stock-in-trade and work-in-progress	10,783	(4,544)	1,373	(13,608)	(14,017)
	b) Consumption of raw materials	102,999	94,366	84,404	383,628	303,195
	c) Other expenditure	51,763	47,812	40,362	186,850	145,141
3	Gross Profit (1 - 2)	168,449	148,882	139,706	605,786	533,055
4	Selling, General and Administrative expenses	87,224	85,708	72,166	335,844	288,674
5	Research and Development expenses	23,261	20,254	17,404	76,733	59,105
6	Impairment loss on goodwill	—	—	—	1,809	—
7	Impairment loss on intangibles	—	—	10,404	5,067	10,404
8	Other (income) / expense, net	(16,310)	(2,331)	(1,980)	(24,790)	(7,650)
9	Operating profit (3) - (4 + 5 + 6 + 7 + 8)	74,274	45,251	41,712	211,123	182,522
10	Finance (expense) / income, net	3,973	(968)	822	4,599	1,599
11	Share of profit of equity accounted affiliate, net of income taxes	257	313	115	1,044	544
12	Profit before tax (9 + 10 + 11)	78,504	44,596	42,649	216,766	184,665
13	Tax expense	21,415	8,265	8,379	49,004	42,044

		Quarter ended						Year ended
		31.03.2013		31.12.2012		31.03.2012		31.03.2013	31.03.2012
Sl. No.	Particulars	(Audited)		(Unaudited)		(Audited)		(Audited)	(Audited)
14	Net Profit after tax (12 - 13)	57,089		36,331		34,270		167,762	142,621
15	Extra-ordinary items (net of tax expense)	—		—		—		—	—
16	Net Profit for the period / year (14 - 15)	57,089		36,331		34,270		167,762	142,621
17	Net Profit attributable to:
	- Equity holders of the Company	57,101		36,331		34,270		167,774	142,621
	- Non-controlling interest	(12)		—		—		(12)	—
18	Paid-up equity share capital (Face value of Rs. 5/- each)	8,492		8,492		8,478		8,492	8,478
19	Share premium, retained earnings, share based payment reserve, debenture redemption reserve and other components of equity							722,408	566,001
20	Earnings per share for the period / year (in Rupees) per Rs. 5/- share
	- Basic	33.62		21.39		20.21		98.82	84.16
	- Diluted	33.51		21.33		20.14		98.44	83.81
		(Not annualised	)	(Not annualised	)	(Not annualised	)
21	Public shareholding *
	- Number of shares	97,799,433		98,126,503		97,627,569		97,799,433	97,627,569
	- Percentage of shareholding	57.59		57.78		57.57		57.59	57.57
22	Promoters and promoter group shareholding
	a) Pledged / Encumbered
	- Number of shares	—		—		—		—	—
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—		—		—		—	—
	- Percentage of shares (as a % of the total share capital of the Company)	—		—		—		—	—
	b) Non-encumbered
	- Number of shares	43,417,812		43,417,812		43,417,812		43,417,812	43,417,812
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00		100.00		100.00		100.00	100.00
	- Percentage of shares (as a % of the total share capital of the Company)	25.56		25.56		25.61		25.56	25.61
23	Details of items exceeding 10% of total expenditure
	- Employee cost	53,488		51,647		44,834		204,133	169,275

*	Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters, Promoter Group and American Depository Receipt holders)

Segment reporting (Consolidated)

		Quarter ended			Year ended
		31.03.2013	31.12.2012	31.03.2012	31.03.2013	31.03.2012
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	115,846	86,485	92,531	362,864	291,483
	b) Global Generics	225,658	208,277	183,972	825,629	702,434
	c) Proprietary Products	3,855	4,013	2,932	14,679	10,776
	d) Others	2,751	2,959	4,104	15,329	16,045
	Total	348,110	301,734	283,539	1,218,501	1,020,738
	Less: Inter-segment revenue	14,116	15,218	17,694	55,845	53,364
	Net Revenue from operations	333,994	286,516	265,845	1,162,656	967,374
2	Segment results:
	Gross Profit from each segment
	a) Pharmaceutical Services and Active Ingredients	34,771	19,531	28,449	99,696	75,077
	b) Global Generics	130,238	124,901	107,029	487,205	442,633
	c) Proprietary Products	3,415	3,715	2,562	13,237	9,032
	d) Others	25	735	1,666	5,648	6,313
	Total	168,449	148,882	139,706	605,786	533,055
	Less: Other un-allocable expenditure, net of other income	89,945	104,286	97,057	389,020	348,390
	Total profit before tax	78,504	44,596	42,649	216,766	184,665

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	Investor Complaints

Pending at the beginning of the quarter	Nil
Received during the quarter	8
Disposed off during the quarter	8
Remaining unresolved at the end of the quarter	Nil

2	The Company has consolidated the financial statements of the following companies: Dr. Reddy’s Farmaceutica Do Brazil Ltda., Dr. Reddy’s Laboratories (EU) Limited, Dr. Reddy’s Laboratories (UK) Limited, Aurigene Discovery Technologies Limited, Aurigene Discovery Technologies Inc., Cheminor Investments Limited, DRL Impex Limited, Reddy Netherlands B.V., Reddy US Therapeutics Inc., Dr. Reddy’s Laboratories (Proprietary) Limited, OOO Dr. Reddy’s Laboratories Limited, Promius Pharma LLC, Dr Reddy’s Bio-Sciences Limited, Trigenesis Therapeutics Inc., Industrias Quimicas Falcon de Mexico SA de CV, Lacock Holdings Limited, Reddy Holding GmbH, betapharm Arzneimittel GmbH, Reddy beta GmbH, beta Institut gemeinnützige GmbH, Dr. Reddy’s Laboratories (Australia) Pty Ltd, OOO Alfa, Reddy Pharmaceuticals Hong Kong Limited, Dr. Reddy’s Laboratories Inc., Reddy Cheminor S.A., Reddy Antilles N.V., Reddy Pharma Iberia, S.A., Reddy Pharma Italia S.p.A, Dr. Reddy’s Laboratories SA, Eurobridge Consulting B.V, OOO DRS LLC, Dr. Reddy’s New Zealand Limited, Aurigene Discovery Technologies (Malaysia) Sdn Bhd, Dr. Reddy’s Laboratories Louisiana LLC, Chirotech Technology Limited, Dr. Reddy’s Laboratories ILAC TICARET Limited SIRKETI, Dr. Reddy’s s.r.l., Dr. Reddy’s Pharma SEZ Limited, Dr. Reddy’s Laboratories International SA, Idea2Enterprises (India) Private Limited, Dr. Reddy’s Laboratories Romania-SRL, I-Ven Pharma Capital Limited, Dr. Reddy’s Venezuela, C.A., Dr. Reddy’s Laboratories Tennessee LLC, Dr Reddy’s Laboratories New York Inc, Dr. Reddy’s Laboratories, LLC, Ukraine, Dr. Reddy’s Laboratories Canada, Inc., OctoPlus N.V., OctoPlus Development B.V., OctoPlus Technologies B.V., OctoShare B.V., OctoPlus Sciences B.V., OctoPlus PolyActive Sciences B.V. and Chienna B.V.

3	Kunshan Rotam Reddy Pharmaceutical Company Limited (a joint venture) has been accounted under the equity method of accounting in accordance with IAS-31 ‘Interests in Joint Ventures’.

4	DRANU, LLC (a joint venture) has been consolidated in accordance with SIC-12 ‘Consolidation—Special Purpose Entities’.

5	During March 2013, the Company entered into an agreement with Nordion Inc., to settle its ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, the Company received a total amount of Rs. 12,200 lakhs (USD 22.5 million) from Nordion, out of which Rs. 1,084 lakhs (USD 2 million) is towards reimbursement of research and development cost and the same is recorded as reduction in such cost. The balance Rs. 11,116 lakhs (USD 20.5 million) is towards ‘lost profits’ and the same is recorded as part of other income.

6	Pursuant to the Company’s announcement of its public offer to acquire all of the equity shares of OctoPlus N V (‘OctoPlus’) at Euro 0.52 per share, the Company acquired and made settlement of the shares tendered under the offer on 15 Februrary 2013. The transaction was accounted under IFRS 3—Business Combinations. As of 31 March 2013, the Company had acquired 98.9% of the total shares of OctoPlus for a total consideration of Euro 27 million.

7	Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy’s s.r.l’s cash-generating unit and recorded an impairment loss of goodwill and intangibles amounting to Rs. 1,809 lakhs and Rs. 93 lakhs respectively during the quarter ended 30 September 2012.

8	Consequent to the decline in expected cash flows of some of the products forming part of product related intangibles pertaining to Company’s Global Generics segment, the Company carried out an impairment test of such product related intangibles and recorded an impairment loss of Rs. 4,974 lakhs during the quarter ended 30 September 2012.

9	The audited results have been reviewed by the Audit Committee of the Board on 13 May 2013 and approved by the Board of Directors of the Company at their meeting held on 14 May 2013. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

10	The Board of Directors at their meeting held on 14 May 2013 have recommended a final dividend of Rs. 15 per share subject to approval of shareholders.

11	The figures of the last quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures up to the third quarter of the relevant financial year. The figures up to the end of third quarter were only reviewed and not subject to audit.

12	The Securities and Exchange Board of India (SEBI) issued a circular, dated 5 April 2010 permitting listed entities having subsidiaries to voluntarily submit the Consolidated Financial Statements as per IFRS. Consequent to this, the Company has voluntarily prepared and published audited Consolidated Financial Statements as per IFRS for the year ended 31 March 2013 and 31 March 2012.

13

Statement of Assets and Liabilities (Consolidated)		All amounts in Indian Rupees lakhs
Particulars	As at	As at
	31.03.2013	31.03.2012
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	51,363	79,788
Other current investments	169,630	101,733
Trade receivables	319,717	253,388
Inventories	215,995	193,524
Other current assets	100,425	71,091

Total current assets	857,130	699,524

Non-current assets
Property, plant and equipment	378,144	332,464
Goodwill	31,932	22,081
Other intangible assets	108,281	113,209
Investment in equity accounted investees	4,721	3,678
Other non-current investments	2,092	—
Other non-current assets	41,390	23,815

Total non-current assets	566,560	495,247

Total assets	1,423,690	1,194,771

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	241,350	158,756
Trade accounts payable	118,618	95,024
Provisions	22,881	19,256
Other current liabilities	153,615	161,577

Total current liabilities	536,464	434,613

Non-current liabilities
Long-term borrowings	126,247	163,350
Provisions	474	470
Other non-current liabilities	29,460	21,908

Total non-current liabilities	156,181	185,728

Total liabilities	692,645	620,341

Equity
Equity share capital	8,492	8,478
Reserves and surplus	722,361	565,952
Non-controlling interest	192	—

Total equity	731,045	574,430

Total liabilities and equity	1,423,690	1,194,771

14	Audited financial results of Dr. Reddy’s Laboratories Limited (Standalone Information) prepared as per IGAAP

	Quarter ended			Year ended
Particulars	31.03.2013	31.12.2012	31.03.2012	31.03.2013	31.03.2012
	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Total income from operations	236,248	215,844	178,830	843,401	673,970
Profit from ordinary activities before tax	55,600	47,645	35,586	175,313	125,918
Profit from ordinary activities after tax	37,815	34,664	21,179	126,547	91,236

Note:

The audited standalone financial results for the quarter and year ended 31 March 2013 are available on the Stock Exchange’s website: www.bseindia.com and www.nseindia.com and also on the Company’s website: www.drreddys.com.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	Satish Reddy
Date: 14 May 2013	Vice Chairman & Managing Director

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: May 16, 2013		Name:	Sandeep Poddar
		Title:	Company Secretary